centrica

taking care of the essentials

02 DEC 18 AM 11:1

[redacted]

02060623

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	17 December, 2002
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	3

82-4578

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

SUPPL

Please find following a Stock Exchange Announcement recently released.

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

Secretariat

12/20

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

17 December, 2002

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Centrica acquires offshore gas asset

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

17 December 2002

Centrica acquires offshore gas asset

Centrica plc today announced it has reached agreement with BG Group to acquire the remaining 60 per cent interest in the Rose Field (North Sea Block 47/15b) in return for a 1.5 per cent interest in the Armada Field and a cash payment of £7.32 million. Centrica acquired its current 40 per cent interest from Amerada Hess in January 2002.

The Rose Field is currently scheduled for development with likely recoverable gas reserves of 88 bcf. Centrica expects to invest around £50 million to bring supplies on stream in 2004. Subject to regulatory approval, the transaction will see Centrica become operator of the field.

Jake Ulrich, Managing Director of Centrica Energy Management Group said: "This transaction is an excellent fit with our upstream assets strategy. It is a development asset that suits our portfolio requirements and allows us operational flexibility in meeting our customer needs."

Enquiries:

Centrica Media Relations:	01753 494085
Centrica Investor Relations:	01753 494900
BG Group Media Relations:	0118 929 2597
BG Group Investor Relations:	0118 929 3025

AUA INC.
AVIATION UNLIMITED AGENCY
PO Box 38288 • Greensboro, NC 27425
Phone (336) 668-3410 Toll Free
Fax (336) 668-3697 (800) 727-3823

FACSIMILE TRANSMISSION

Transmission No. ___________________

THIS TRANSMISSION CONSISTS OF __1__PAGE(S)

DATE: December 17, 2002

TO: **Mary Cascio**

ATTN:

FROM: Robert Kamsch

RE: **Status of Private License**

Mary,
AIG will be sending out notice of cancellation on your aircraft insurance unless you can provide them with a copy of your Private Single Engine Land rating. Please fax this to 336-668-3697.

Thanks,

Robert B. Kamsch

Robert Kamsch

02 DEC 18 AM 11:41

centrica
taking care of the essentials

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	18 December, 2002
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	3

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

Please find following a Stock Exchange Announcement recently released.

Secretariat

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information that is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica
taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

18 December, 2002

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Centrica announces completion of Income Fund

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Centrica plc
Registered in England No 3033654
Registered Office
Millstream Maidenhead Road

18 December 2002

Centrica announces completion of Income Fund

Centrica plc confirmed today that, following its announcement of 9 December, the Consumers' Waterheater Income Fund financing has closed and the fund now trades as an independent entity on the Toronto Stock Exchange (TSX: CWI.UN). The fund has purchased the waterheater assets Centrica obtained when it acquired Enbridge Services Inc in May 2002.

Enquiries:

Centrica Investor Relations:	01753 494900
Centrica Media Relations:	01753 494085